Exhibit 99.2

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash	$109,762	$65,081
Accounts receivable	342,175	322,585
Income tax recoverable	—	29,449
Inventory	32,115	24,631
Total current assets	484,052	441,746
Non-current assets:
Income tax recoverable	2,307	2,256
Deferred tax assets	33,518	41,822
Property, plant and equipment	3,024,684	3,173,824
Intangibles	35,406	28,116
Goodwill	205,907	205,167
Total non-current assets	3,301,822	3,451,185
Total assets	$3,785,874	$3,892,931

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$257,449	$209,625
Income taxes payable	3,579	—
Total current liabilities	261,028	209,625
Non-current liabilities:
Share based compensation (Note 7)	10,328	13,536
Provisions and other	9,674	10,086
Long-term debt (Note 5)	1,698,651	1,730,437
Deferred tax liability	76,279	118,911
Total non-current liabilities	1,794,932	1,872,970
Shareholders’ equity:
Shareholders’ capital (Note 8)	2,322,280	2,319,293
Contributed surplus	50,124	44,037
Deficit	(780,546)	(684,604)
Accumulated other comprehensive income (Note 10)	138,056	131,610
Total shareholders’ equity	1,729,914	1,810,336
Total liabilities and shareholders’ equity	$3,785,874	$3,892,931

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2018	2017	2018	2017

Revenue (Note 3)	$382,457	$314,504	$1,114,179	$974,037
Expenses:
Operating	271,596	218,936	782,649	692,347
General and administrative	29,873	22,329	90,891	67,623
Earnings before income taxes, loss on repurchase and redemption of unsecured senior notes, finance charges, foreign exchange and depreciation and amortization	80,988	73,239	240,639	214,067
Depreciation and amortization	90,690	90,555	266,619	283,517
Operating loss	(9,702)	(17,316)	(25,980)	(69,450)
Foreign exchange	(952)	(685)	819	(1,436)
Finance charges (Note 6)	31,176	32,218	94,958	99,732
Loss on repurchase and redemption of unsecured senior notes	—	—	1,176	—
Loss before income taxes	(39,926)	(48,849)	(122,933)	(167,746)
Income taxes:
Current	1,231	89	6,396	339
Deferred	(10,509)	(22,651)	(33,387)	(83,054)
	(9,278)	(22,562)	(26,991)	(82,715)
Net loss	$(30,648)	$(26,287)	$(95,942)	(85,031)
Net loss per share: (Note 9)
Basic and Diluted	$(0.10)	$(0.09)	$(0.33)	$(0.29)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2018	2017	2018	2017
Net loss	$(30,648)	$(26,287)	$(95,942)	$(85,031)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(46,370)	(79,729)	46,956	(155,691)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	38,060	68,057	(40,510)	132,082
Comprehensive loss	$(38,958)	$(37,959)	$(89,496)	$(108,640)

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2018	2017	2018	2017
Cash provided by (used in):
Operations:
Net loss	$(30,648)	$(26,287)	$(95,942)	$(85,031)
Adjustments for:
Long-term compensation plans	5,074	1,945	19,000	4,276
Depreciation and amortization	90,690	90,555	266,619	283,517
Foreign exchange	(1,648)	(239)	(215)	(1,593)
Finance charges	31,176	32,218	94,958	99,732
Income taxes	(9,278)	(22,562)	(26,991)	(82,715)
Other	(109)	72	(1,242)	(705)
Loss on repurchase and redemption of unsecured senior notes	—	—	1,176	—
Income taxes paid	(363)	(539)	(3,969)	(3,300)
Income taxes recovered	3,921	11,600	31,508	11,932
Interest paid	(24,732)	(1,877)	(67,253)	(72,136)
Interest received	285	254	970	1,635
Funds provided by operations	64,368	85,140	218,619	155,612
Changes in non-cash working capital balances	(32,407)	(28,383)	(18,774)	(62,346)
	31,961	56,757	199,845	93,266
Investments:
Purchase of property, plant and equipment	(28,367)	(15,761)	(84,982)	(57,320)
Purchase of intangibles	(660)	(6,757)	(10,880)	(15,727)
Proceeds on sale of property, plant and equipment	3,757	4,273	12,437	10,054
Changes in non-cash working capital balances	10,114	(150)	2,082	(10,716)
	(15,156)	(18,395)	(81,343)	(73,709)
Financing:
Debt amendment fees	—	—	—	(341)
Redemption and repayment of unsecured senior notes	—	—	(76,657)	—
Issuance of common shares on the exercise of options	275	—	275	—
	275	—	(76,382)	(341)
Effect of exchange rate changes on cash and cash equivalents	(1,987)	(1,684)	2,561	(3,179)
Increase in cash and cash equivalents	15,093	36,678	44,681	16,037
Cash and cash equivalents, beginning of period	94,669	95,064	65,081	115,705
Cash and cash equivalents, end of period	$109,762	$131,742	$109,762	$131,742

See accompanying notes to interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income (Note 10)	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	—	—	—	(95,942)	(95,942
Other comprehensive income for the period	—	—	6,446	—	6,446
Shares issued on redemption of non-management directors' DSUs	2,609	(809)	—	—	1,800
Share options exercised	378	(103)	—	—	275
Share based compensation expense (Note 7)	—	6,999	—	—	6,999
Balance at September 30, 2018	$2,322,280	$50,124	$138,056	$(780,546)	$1,729,914

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2017	$2,319,293	$38,937	$156,456	$(552,568)	$1,962,118
Net loss for the period	—	—	—	(85,031)	(85,031
Other comprehensive loss for the period	—	—	(23,609)	—	(23,609
Share based compensation expense (Note 7)	—	3,904	—	—	3,904
Balance at September 30, 2017	$2,319,293	$42,841	$132,847	$(637,599)	$1,857,382

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is Suite 800, 525 - 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Corporation as at and for the year ended December 31, 2017.

These condensed consolidated interim financial statements were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2017 except for IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers adopted on January 1, 2018.

These condensed consolidated interim financial statements were approved by the Board of Directors on October 24, 2018.

(b) Use of Estimates and Judgements

The preparation of the condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed consolidated interim financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed consolidated interim financial statements remained unchanged from those disclosed in the Corporation’s consolidated audited annual financial statements for the year ended December 31, 2017 except for those impacted by the adoption of new accounting standards.

(c) Accounting Policy Updates

The following standards became effective on January 1, 2018 using the cumulative-effect method of adoption. The adoption of these standards had no material impact on the amounts recorded in these financial statements.

(i)	IFRS 9 Financial Instruments

Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through profit and loss. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset a loss allowance is recorded for expected credit losses (ECL). Loss allowances for trade receivables are measured based on lifetime ECL, based on historical loss information adjusted for current economic and credit conditions.

Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the statement of financial position at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statement of financial position at estimated fair value and changes in the fair value are recognized in earnings.

Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded through profit and loss.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to profit and loss and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through profit and loss upon dissolution or substantial dissolution of the foreign operation.

Transition

The following table shows the original measurement categories and carrying amounts for each financial asset and liability under IAS 39 and the subsequent measurement and carrying amount upon adoption of IFRS 9 as at January 1, 2018.

	Measurement Category		Carrying Amount
(Stated in thousands of Canadian dollars)	IAS 39	IFRS 9	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost	$65,081	$65,081
Accounts receivable	Loans and receivables	Amortized cost	322,585	322,585
			$387,666	$387,666

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$209,625	$209,625
Long-term debt	Other financial liabilities	Amortized cost	1,730,437	1,730,437
			$1,940,062	$1,940,062

(ii)	IFRS 15 Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 30 days upon the customer’s receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in each contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.

The Corporation also provides directional drilling services, which include the provision of directional drilling equipment, tools and personnel to the wellsite, and performance of daily directional drilling services. Directional drilling revenue is recognized over time, upon the daily completion of operating activities. Operating days are measured through daily tour sheets. Revenue is recognized at the applicable day rate, as stipulated in the directional drilling contract.

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing and snubbing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers a variety of oilfield equipment for rental to its customers. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

Transition

Revenue has been disaggregated into categories based on type of services provided consistent with its reportable operating segments in Note 3.

(d)	Accounting Standards, Interpretations and Amendments to Existing Standards not yet Effective

(i)	IFRS 16 Leases

IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. It replaces existing lease guidance including IAS 17 Leases and IFRIC 4 Determining whether an Arrangement Contains a Lease. The new standard is effective for annual periods beginning on or after January 1, 2019.

IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. A right-of-use asset and a corresponding liability will be recognized for all leases by the lessee except for short-term leases and leases of low value assets.

The Corporation’s assessment indicates that many of the operating lease arrangements, which includes vehicles, equipment and real estate, will meet the definition of a lease under IFRS 16 and thus be recognized in the statement of financial position as a right-of-use asset with a corresponding liability. In addition, the nature of expenses related to these arrangements will change as the current presentation of operating lease expense will be replaced with a depreciation charge for the right-of use asset and interest expense on the lease liabilities. As well, the classification of cash flows will be impacted as the current presentation of operating lease payments as operating cash flows will be split into financing (principal portion) and operating (interest portion) cash flows under IFRS 16.

Lessor accounting will not significantly change under the new standard. However, some differences may arise upon adoption of IFRS 16 as a result of new guidance on the definition of a lease. Under IFRS 16 a contract is, or contains a lease if the contract conveys control of the use of an identified asset for a period of time in exchange for some form of consideration. Precision is assessing whether this new guidance will impact the treatment of its drilling rigs under long-term contracts.

Additional disclosures will also be required under IFRS 16.

Precision plans to apply IFRS 16 initially on January 1, 2019 using the cumulative effect method whereby the cumulative impact of adopting the standard will be recognized in retained earnings as at January 1, 2019 and comparative periods will not be restated.

(ii)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income taxes. The interpretation requires the entity to use the most likely amount or the expected value of the tax treatment if it concludes that it is not probable that a particular tax treatment will be accepted. It requires an entity to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted. The requirements are applied by recognizing the cumulative effect of initial application in retained earnings, or in other appropriate components of equity, at the start of the reporting period in which an entity first applies the requirements, without adjusting comparative information. Full retrospective application is permitted, if an entity can do so without using hindsight. The Corporation has yet to determine the impact this standard will have on its consolidated financial statements.

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 4). Revenue has been disaggregated by primary geographical market and type of service provided.

Three months ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$98,968	$33,435	$—	$(1,261)	$131,142
United States	200,438	2,862	—	(73)	203,227
International	48,088	—	—	—	48,088
	$347,494	$36,297	$—	$(1,334)	$382,457

Day rate/hourly services	$336,790	$36,297	$—	$(400)	$372,687
Shortfall payments/idle but contracted	426	—	—	—	426
Turnkey drilling services	560	—	—	—	560
Directional services	6,777	—	—	—	6,777
Other	2,941	—	—	(934)	2,007
	$347,494	$36,297	$—	$(1,334)	$382,457

Three months ended September 30, 2017 (1)	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$94,003	$34,158	$—	$(1,648)	$126,513
United States	137,954	3,658	—	(233)	141,379
International	46,612	—	—	—	46,612
	$278,569	$37,816	$—	$(1,881)	$314,504

Day rate/hourly services	$264,512	$37,816	$—	$(233)	$302,095
Shortfall payments/idle but contracted	5,138	—	—	—	5,138
Turnkey drilling services	—	—	—	—	—
Directional services	5,686	—	—	—	5,686
Other	3,233	—	—	(1,648)	1,585
	$278,569	$37,816	$—	$(1,881)	$314,504

(1) IFRS 15 initially applied at January 1, 2018, under the transition method chosen, comparative information is not restated.

Nine months ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$317,639	$104,751	$—	$(4,259)	$418,131
United States	546,519	9,294	—	(256)	555,557
International	140,491	—	—	—	140,491
	$1,004,649	$114,045	$—	$(4,515)	$1,114,179

Day rate/hourly services	$939,087	$114,045	$—	$(832)	$1,052,300
Shortfall payments/idle but contracted	10,765	—	—	—	10,765
Turnkey drilling services	23,237	—	—	—	23,237
Directional services	22,767	—	—	—	22,767
Other	8,793	—	—	(3,683)	5,110
	$1,004,649	$114,045	$—	(4,515)	$1,114,179

Nine months ended September 30, 2017 (1)	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$308,127	$101,825	$—	$(3,829)	$406,123
United States	413,499	11,721	—	(637)	424,583
International	143,331	—	—	—	143,331
	$864,957	$113,546	$—	$(4,466)	$974,037

Day rate/hourly services	$793,527	$113,546	$—	$(1,122)	$905,951
Shortfall payments/idle but contracted	25,545	—	—	—	25,545
Turnkey drilling services	7,895	—	—	—	7,895
Directional services	30,203	—	—	—	30,203
Other	7,787	—	—	(3,344)	4,443
	$864,957	$113,546	$—	$(4,466)	$974,037

(1) IFRS 15 initially applied at January 1, 2018, under the transition method chosen, comparative information is not restated.

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 39% (2017 - 43%) of consolidated revenue for the nine months ended September 30, 2018 and 40% (2017 - 43%) of consolidated total assets as at September 30, 2018. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three months ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$347,494	$36,297	$—	$(1,334)	$382,457
Operating earnings (loss)	14,854	(2,013)	(22,543)	—	(9,702)
Depreciation and amortization	80,742	6,641	3,307	—	90,690
Total assets	3,269,860	180,699	335,315	—	3,785,874
Goodwill	205,907	—	—	—	205,907
Capital expenditures	27,243	809	975	—	29,027

Three months ended September 30, 2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$278,569	$37,816	$—	$(1,881)	$314,504
Operating earnings (loss)	1,341	(2,480)	(16,177)	—	(17,316)
Depreciation and amortization	80,653	6,731	3,171	—	90,555
Total assets	3,548,735	216,036	203,216	—	3,967,987
Goodwill	205,002	—	—	—	205,002
Capital expenditures	14,868	703	6,947	—	22,518

Nine months ended September 30, 2018	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,004,649	$114,045	$—	$(4,515)	$1,114,179
Operating earnings (loss)	51,382	(10,658)	(66,704)	—	(25,980)
Depreciation and amortization	238,621	18,528	9,470	—	266,619
Total assets	3,269,860	180,699	335,315	—	3,785,874
Goodwill	205,907	—	—	—	205,907
Capital expenditures	81,227	3,185	11,450	—	95,862

Nine months ended September 30, 2017	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$864,957	$113,546	$—	$(4,466)	$974,037
Operating loss	(9,217)	(12,054)	(48,179)	—	(69,450
Depreciation and amortization	251,907	21,228	10,382	—	283,517
Total assets	3,548,735	216,036	203,216	—	3,967,987
Goodwill	205,002	—	—	—	205,002
Capital expenditures	53,525	2,701	16,821	—	73,047

NOTE 5. LONG-TERM DEBT

	September 30,	December 31,
	2018	2017
Senior Credit Facility	$—	$—
Unsecured senior notes:
6.5% senior notes due 2021 (US$195.6 million)	251,502	312,601
7.75% senior notes due 2023 (US$350.0 million)	449,970	440,062
5.25% senior notes due 2024 (US$395.0 million)	507,824	502,928
7.125% senior notes due 2026 (US$400.0 million)	514,252	502,928
	1,723,548	1,758,519
Less net unamortized debt issue costs	(24,897)	(28,082)
	$1,698,651	$1,730,437

	Senior Credit Facility	Unsecured senior notes	Debt issue cost	Total
December 31, 2017	$—	$1,758,519	$(28,082)	$1,730,437
Changes from financing cash flows:
Redemption and repurchase of senior notes	—	(76,657)	—	(76,657
	—	1,681,862	(28,082)	1,653,780
Loss on redemption and repurchase of unsecured senior notes	—	1,176	—	1,176
Amortization of debt issue costs	—	—	3,185	3,185
Foreign exchange adjustment	—	40,510	—	40,510
September 30, 2018	$—	$1,723,548	$(24,897)	$1,698,651

During the second quarter of 2018 Precision redeemed US$50.0 million of the 6.5% notes due 2021 and repurchased and cancelled US$3.0 million principal of these 2021 notes and US$5.0 million principal of the 5.25% notes due 2024 for an aggregate purchase price of US$58.9 million.

At September 30, 2018, Precision was in compliance with the covenants of the senior credit facility and unsecured senior notes.

Long-term debt obligations at September 30, 2018 will mature as follows:

2021	$251,502
Thereafter	1,472,046
$1,723,548

NOTE 6. FINANCE CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Interest:
Long-term debt	$30,233	$31,053	$91,503	$97,069
Other	26	36	65	215
Income	(236)	(254)	(983)	(1,622)
Amortization of debt issue costs and loan commitment fees	1,153	1,383	4,373	4,070
Finance charges	$31,176	$32,218	$94,958	$99,732

NOTE 7. SHARE BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Share Appreciation Rights (b)	Non-Management Directors’ DSUs (c)	Total
December 31, 2017	$6,950	$11,407	$—	$3,512	$21,869
Expensed during the period	8,165	10,090	—	2,344	20,599
Payments and redemptions	(6,594)	(7,024)	—	(1,800)	(15,418
September 30, 2018	$8,521	$14,473	$—	$4,056	$27,050

Current	$5,095	$11,627	$—	$—	$16,722
Long-term	3,426	2,846	—	4,056	10,328
	$8,521	$14,473	$—	$4,056	$27,050

(a) Restricted Share Units and Performance Share Units

A summary of the activity under the restricted share unit (RSUs) and the performance share unit (PSUs) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2017	2,796,858	5,726,259
Granted	2,837,362	1,216,400
Redeemed	(1,369,794)	(2,087,283)
Forfeited	(167,834)	(212,679)
September 30, 2018	4,096,592	4,642,697

(b) Share Appreciation Rights

A summary of the activity under the share appreciation rights plan is presented below:

	Outstanding	Weighted Average Exercise Price (US$)	Exercisable
December 31, 2017	136,169	$15.22	136,169
Forfeited	(136,169)	15.22
September 30, 2018	—	$—	—

(c) Non-Management Directors – Deferred Share Unit Plan

A summary of the activity under the non-management director deferred share unit plan is presented below:

Outstanding
December 31, 2017	953,277
Granted	298,459
Redeemed	(374,408)
September 30, 2018	877,328

Equity Settled Plans

(d) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director's retirement. A summary of the activity under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
December 31, 2017	195,743
Redeemed	(102,570)
September 30, 2018	93,173

(e) Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2017	4,900,360	$4.46	—	14.50	$8.50	3,734,019
Granted	490,200	4.35	—	4.35	4.35
Forfeited	(650,686)	10.44	—	14.50	10.58
September 30, 2018	4,739,874	$4.35	—	14.50	$7.78	3,793,191

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2017	5,558,621	$3.21	—	15.21	$6.16	2,891,808
Granted	1,569,250	3.44	—	3.62	3.45
Exercised	(66,000)	3.21	—	3.21	3.21
Forfeited	(308,353)	10.55	—	15.21	10.96
September 30, 2018	6,753,518	$3.21	—	10.96	$5.34	3,802,810

The per option weighted average fair value of the share options granted during 2018 was $1.96 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate 2.4%, average expected life of four years, expected forfeiture rate of 5% and expected volatility of 56%. Included in net earnings for the three and nine months ended September 30, 2018 is an expense of $1.0 million (2017 - $0.8 million) and $2.7 million (2017 - $2.5 million), respectively.

(f) Executive Performance Share Units

Precision granted PSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. These PSUs vest over a three year period and incorporate performance criteria established at the date of grant that can adjust the number of performance share units available for settlement from zero to two times the amount originally granted. A summary of the activity under this share-based incentive plan is presented below:

	Outstanding	Weighted Fair Value
December 31, 2017	1,159,000	$6.00
Granted	2,082,800	6.22
Forfeited	(7,933)	5.95
September 30, 2018	3,233,867	$6.14

The per unit weighted average fair value of the performance share units granted during 2018 was $6.22 estimated on the grant date using a Monte Carlo simulation with the following assumptions: share price of $4.29, average risk-free interest rate of 2.4%, average expected life of three years, expected volatility of 60%, and an expected dividend yield of nil. Included in net earnings for the three and nine months ended September 30, 2018 is an expense of $1.5 million (2017 - $0.6 million) and $4.3 million (2017 - $1.4 million), respectively.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2017	293,238,858	$2,319,293
Issued on redemption of non-management directors' DSUs	476,978	2,609
Options exercised - cash consideration	66,000	275
- reclassification from contributed surplus	—	103
September 30, 2018	293,781,836	$2,322,280

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile the net loss and weighted average shares outstanding used in computing basic and diluted net loss per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
Net loss - basic and diluted	$(30,648)	$(26,287)	$(95,942)	$(85,031)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands)	2018	2017	2018	2017
Weighted average shares outstanding	293,740	293,239	293,485	293,239
Effect of stock options and other equity compensation plans	—	—	—	—
Weighted average shares outstanding – basic and diluted	293,740	293,239	293,485	293,239

NOTE 10. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains	Foreign Exchange Loss on Net Investment Hedge	Accumulated Other Comprehensive Income
December 31, 2017	$440,733	$(309,123)	$131,610
Other comprehensive income	46,956	(40,510)	6,446
September 30, 2018	$487,689	$(349,633)	$138,056

NOTE 11. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at September 30, 2018 was approximately $1,770 million (December 31, 2017 - $1,765 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 12. TRINIDAD DRILLING LIMITED BUSINESS COMBINATION

On October 5, 2018, Precision entered into an agreement with Trinidad Drilling Limited ("Trinidad") pursuant to which Precision agreed to acquire all of the issued and outstanding common shares of Trinidad on the basis of 0.445 common shares of Precision for each outstanding Trinidad share. Trinidad provides contract drilling and related services in the US, Canada, the Middle East and Mexico. The aggregate transaction value as at the date of the agreement is approximately $1,028 million, including the assumption of approximately $477 million in Trinidad net debt. The transaction is expected to be completed in late 2018 and is subject to shareholder, stock exchange, court and regulatory approvals and the satisfaction of other customary closing conditions. The transaction provides for a non-completion fee of $20 million payable by Trinidad in certain circumstances if the transaction is not completed.